Exhibit 10.4

Ultragenyx Pharmaceutical

May 16, 2017

Mr. Erik Harris

Re: Offer of Employment

Dear Erik,

On behalf of Ultragenyx Pharmaceutical Inc. (the “Company”), I am pleased to offer you the position of Senior Vice President, Head of North American Commercial Operations, on the following terms, commencing on June 26, 2017 “Hire Date”.

You will be a regular, full-time, exempt employee of the Company. You will report directly to Jayson Dallas, Chief Commercial Officer, and will work at our facility located at Brisbane, CA.

Base Salary

The Company will pay you an initial base salary at a gross annual rate of $340,000, less payroll deductions and withholdings, on a bi-weekly basis. If your Hire Date is on or after January 1 and before October 1 of the calendar year, you will be eligible to be considered for a salary merit increase during the next calendar year’s Annual Performance Review process. If your Hire Date is after September 30 of the calendar year, you will not be eligible to be considered for a salary merit increase until the second Annual Performance Review process that follows your Hire Date. The Annual Performance Review process generally takes place in the first quarter of the calendar year. Salary merit increases, if any, will be awarded at the Company’s discretion on the basis of your performance, and will be prorated based on the number of months that you actually worked during the previous calendar year if your Hire Date is on or before September 30.

Sign-On Bonus

In addition, the company will provide you with a one-time sign-on bonus in the amount of $50,000, less any applicable withholdings, to be paid within 30 days following your start date. In the event that your employment is ended for any reason other than a layoff due to reduction in staff or reorganization within 12 months of your Hire Date, you agree to repay the Company the full amount of the sign-on bonus no later than the effective date of your termination. If you do not repay the full amount of the sign-on bonus within the specified time, you also agree to pay all costs reasonably incurred by Ultragenyx in connection with the collection of this amount, including reasonable attorney’s fees.

Annual Bonus Program

You will also be eligible to participate in Ultragenyx’s discretionary annual bonus program. The current target bonus opportunity for your position is 35% of your annual base salary. However, the actual amount of such bonus, if any, will be determined by the Company in its sole discretion based on the Company’s achievement of the financial and other goals established for the year and the Company’s assessment of your job performance for the year. You must commence your employment by September 30 in order to be eligible for a bonus for the calendar year during which you were hired. If you join the Company between January 1 and September 30, you will be eligible for a pro-rated bonus for that calendar year. When bonuses are awarded, they typically are paid on or around March 15 of the following year. To encourage continued tenure with the Company and satisfactory or better performance after the end of the bonus performance year and through the bonus payment date, to be eligible for a bonus payment, you must remain an active employee of the Company through bonus payment date, and maintain satisfactory or better job performance through the bonus payment date.

Further details pertaining to the Annual Bonus Plan are attached.

New Hire Equity Awards

Subject to approval by the Board, under the Company’s 2014 Incentive Plan (the “Plan”), the Company shall grant you an option to purchase up to 15,000 shares (the “Option”) of the Company’s Common Stock at fair market value as determined by the Compensation Committee as of the date of grant. The Option will be subject to the terms and conditions of the Plan and your grant agreement. Your grant agreement will include a four-year vesting schedule, under which 25 percent of your shares will vest on the first (1st) anniversary of the date of grant, and thereafter 1/48th of the Option shall vest and become exercisable each month until your Option is fully vested, in each case subject to your continued employment by the Company (or its subsidiaries).

Subject to the approval of the Compensation Committee, you will also receive a grant of 3,000 restricted stock units (the “RSUs”) pursuant to the Plan. The RSUs will vest annually over a four-year period from the date of grant (i.e., 25% of the RSUs shall vest and become exercisable on each anniversary of the date of grant during the four-year period), in each case subject to your continued employment by the Company (or its consolidated subsidiaries). The RSUs shall be governed by the Company’s standard form of restricted stock unit agreement and the Plan.

Annual Equity Grant Program

You may also be considered for the Company’s discretionary annual equity grant program based on the Company’s assessment of your job performance. If your Hire date is on or after January 1 and before October 1, you will be eligible for a grant in the calendar year that follows, with the amount of such equity grant, if any, being determined by the Company in its sole discretion and prorated if your Hire Date is after January 1.

Benefits

You will be eligible to participate in all of the employee benefits and benefit plans that the Company generally makes available to its full-time regular employees, subject to the terms and conditions of such benefits and benefit plans. At this time, these include medical, dental and vision insurance coverage. Coverage for these benefits begin on your Hire Date and upon completion of your enrollment in the plans. Detailed information about the benefits presently available will be provided to you on your first day of employment.

The health plan options will include 4 medical plans (2-HMO, a PPO, and a HDHP), a dental and vision plan, life/AD&D insurance, disability and voluntary insurance as well as a 401k retirement plan, with a company match of 3%. The Company will cover 90% of the benefit costs for employees and 75% of the benefits costs for eligible dependents. Based on conditions and situations over time, the Company may change specific benefits and plans from time to time, but our intent is to provide an excellent health benefit program to our employees.

Your will accrue vacation time at the rate of three weeks (120 hours) per year, up to an accrual cap of 180 hours, under the terms of the Company’s PTO policy. You will also be eligible for 5 paid sick days.

“At Will” Employment

Employment at Ultragenyx is on an “at-will” basis, meaning that you are free to end your employment at any time, with or without advance notice and for any reason or no reason at all, and that Ultragenyx likewise may end your employment, at any time, with or without advance notice and for any reason or no reason at all. In addition, your job duties, title, responsibilities, reporting structure, compensation and benefits, as well as the Company’s personnel policies and procedures, may be changed at any time, with or without notice, in the sole discretion of the Company. No manager or employee of the Company (other than the CEO) has any authority to enter into any agreement for employment for any specified period of time or to make any agreement for employment other than an at-will employment relationship, and then only if the Company’s CEO does so in a written agreement that is signed by both you and the CEO.

Compliance with Company Policies

As an employee of the Company, you will be expected to comply with the Company’s personnel and other policies, and acknowledge in writing that you have read the Company’s Employee Handbook, a copy of which you will receive during your new employee orientation.

Full-time Services to the Company

The Company requires that, as a full-time employee, you devote your full business time, attention, skills and efforts to the tasks and duties of your position as assigned by the Company. However, the Company will not preclude you from providing services to others, so long as such services would not be to the benefit of a competitor of the Company and will not otherwise interfere with your ability to satisfactorily fulfill your job responsibilities to the Company. If you wish to perform services (for any or no form of compensation) to any other person or business entity while employed by the Company, please contact me and discuss your plans in advance of providing such services for review and evaluation of its impact on your work at the Company and so that no problem later arises that could have been avoided from the outset.

Conditions

This offer, and any employment pursuant to this offer, is conditioned upon the following:

•	You accepting and returning a signed original of this offer letter;

•	Your consent to, and results satisfactory to the Company of, reference and background checks.

Furthermore, this offer, and any employment pursuant to this offer, is conditioned upon you reviewing and completing the following new hire documents that will be provided to you via a welcome email from our New Hire Onboarding team prior to your start date:

•	A Mutual Agreement to Arbitrate Claims and Confidential Information and Inventions Assignment Agreement without modifications;

•

The completion of an I-9 form within the legally required time period, which requires that you provide a specified document(s) proving your identity and legal authorization to work in the United States of America.

You are encouraged to discuss any of the referenced documents with your own advisor to the extent you desire.

No Conflicting Obligations

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. By signing this letter or electronically accepting its terms and conditions, you are representing that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company, and that you are under no obligations or commitments, whether contractual or otherwise, that are inconsistent with your obligations under this offer letter and resulting agreement, and that you have returned all property and confidential information belonging to any prior employer.

Entire Agreement

This offer letter, together with the accompanying Agreement for Protection of Company Information and Mutual Agreement to Arbitrate Claims, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company.

Please sign and date this letter, and return them to me by May 19, 2017, if you wish to accept employment at the Company under the terms described above. This offer will expire if we have not received your signed offer letter by that time. If you accept our offer, but would like a different start date from the one in the first paragraph above, please contact me as soon as possible.

We look forward to working with you on developing treatment for many rare genetic diseases and hope you find your employment at Ultragenyx Pharmaceutical Inc. a rewarding experience. If you have any questions regarding this offer letter, please feel free to contact me at (415) 483- 8800.

Warm Regards,

/s/ Bee Nguyen

Bee Nguyen

Executive Director, Human Resources

I accept and agree to employment with Ultragenyx on the terms and conditions above:

Signature: /s/ Erik Harris	Dated: 5/19/2017
Erik Harris